October 27, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christie Wong
Lisa Vanjoske
Chris Edwards
Celeste Murphy

Re:	SQZ Biotechnologies Company
Amendment No. 1 to Registration Statement on Form S-1
Filed October 26, 2020
File No. 333-249422

Ladies and Gentlemen:

On behalf of our client, SQZ Biotechnologies Company, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we are submitting this response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Armon Sharei, Ph.D., the Company’s President and Chief Executive Officer, dated October 27, 2020. The response provided herein is based on information provided to Latham & Watkins LLP by the Company. The Staff’s comment is set forth below in italics followed by the Company’s response.

Amendment No. 1 Form S-1

Dilution, page 81

1.    In computing net tangible book value it appears you included the right-of-use asset. Tell us why this asset should not be excluded as an intangible asset when computing net tangible book value or revise as necessary.

October 27, 2020

Response: The Company’s right-of-use assets consist of operating leases recorded in its consolidated financial statements upon its adoption of ASC 842, Leases (“ASC 842”), as of January 1, 2019. ASC 842 does not explicitly specify whether right-of-use assets associated with operating leases are tangible or intangible assets. In addition, ASC 350, Intangibles—Goodwill and Other, defines intangible assets as “assets (not including financial assets) that lack physical substance.” The Company’s operating leases as of June 30, 2020 relate to the Company’s lease of office and laboratory space and its embedded lease of a dedicated manufacturing suite, both of which have physical substance and are tangible assets. Further, the Company respectfully submits that section 8320 of the Financial Reporting Manual of the Division of Corporation Finance of the Commission states that “there are no rules or authoritative guidelines that define tangible book value…”

The Company considered all of these factors when determining how to present its calculations of net tangible book value in the Dilution section of the above-referenced Registration Statement, and, accordingly, did not exclude the right-of-use assets from such calculations and presentations of net tangible book value.

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October 27, 2020

Please do not hesitate to contact me at (617) 948-6027 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,
/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	(via e-mail)

Armon Sharei, President and Chief Executive Officer, SQZ Biotechnologies Company

Peter N. Handrinos, Latham & Watkins LLP

Mitchell S. Bloom, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP